UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,625,000[1]
	8	SHARED VOTING POWER -1,447,867[2] -
	9	SOLE DISPOSITIVE POWER 5,625,000[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,072,867[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.5%[3]
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (a) 25,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”), (b) 2,800,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), which are convertible within 60 days, and (c) 2,800,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days (the “Warrants”).
(2)	The Reporting Person has shared voting power over 1,447,867 shares of Common Stock pursuant to the Voting Agreement described in Item 6.
(3)	Consists of (a) 5,625,000 shares of the Common Stock directly beneficially owned by the Reporting Person upon conversion of the shares of Series A Preferred Stock or exercise of the Warrants and (b) 1,447,867 shares of Common Stock which the Reporting Person shares voting power over pursuant to the Voting Agreement described in Item 6.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 20, 2024, the Reporting Person was appointed as the Chief Executive Officer and Chief Financial Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a)-(c) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,568,900 shares of Common Stock outstanding, which is the total of (a) 2,789,020 shares of Common Stock outstanding as of January 19, 2024, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2024, (b) an aggregate of 5,625,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock or exercise of the Warrants, (c) 25,000 shares of Common Stock which were granted to the Reporting Person by the Issuer on January 22, 2024, as reported in the Reporting Person’s Form 4, which was filed with the SEC on January 24, 2024, (d) 25,000 shares of Common Stock which were granted to Matthew C. McMurdo by the Issuer on January 22, 2024, as reported in Matthew C. McMurdo’s Form 4, which was filed with the SEC on January 24, 2024, (e) 25,000 shares of Common Stock which were granted to Avraham Ben-Tzvi by the Issuer on January 22, 2024, as reported in Avraham Ben-Tzvi’s Form 4, which was filed with the SEC on January 24, 2024, (f) 25,000 shares of Common Stock which were granted to David Natan by the Issuer on January 22, 2024, as reported in David Natan’s Form 4, which was filed with the SEC on January 24, 2024, (g) 27,880 shares of Common Stock which were granted to Patrick Rivard by the Issuer on January 22, 2024 and January 29, 2024, as reported in Patrick Rivard’s Form 4/A and Form 4, which were both filed with the SEC on February 2, 2024, and (h) 27,000 shares of Common Stock which were granted to Andrew F. Papanicolau by the Issuer on January 22, 2024 and January 29, 2024, as reported in Andrew F. Papanicolau’s Form 4/A and Form 4, which were both filed with the SEC on February 2, 2024.

A	.	Reporting Person

(a)	As of the close of business on February 29, 2024, the Reporting Person beneficially owned 7,072,867 Shares.

Percentage: Approximately 82.5%

(b)	1. Sole power to vote or direct vote: 5,625,000
2. Shared power to vote or direct vote: 1,447,867
3. Sole power to dispose or direct the disposition: 5,625,000
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares since the filing of the Schedule 13D filed by the Reporting Person on January 30, 2024 (the “Initial 13D”).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 27, 2024, the Issuer’s stockholders voted to approve various matters at a special meeting of stockholders, including the issuance of shares of Common Stock upon conversion of the shares of Series A Preferred Stock or exercise of the Warrants issued to the Reporting Person pursuant to the SPA (as defined in the Initial 13D). Following such stockholder approval at the special meeting on February 27, 2024, the Voting Agreement referenced in Item 6 of the Initial 13D remains effective with respect to the election of new members to the Issuer’s board of directors as may be appointed by the Reporting Person. Pursuant to the terms of the Voting Agreement, the Reporting Person had the right to terminate the Voting Agreement in the Reporting Person’s sole discretion.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

/s/ David E. Lazar
DAVID E. LAZAR

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